

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

# MEDICURE FILES PATENT INFRINGEMENT ACTION

WINNIPEG, CANADA – (December 5, 2019) - Medicure Inc. ("**Medicure**") (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, today announces that its subsidiary, Medicure International Inc., has filed a patent infringement action against Nexus Pharmaceuticals, Inc. ("**Nexus**") in the U.S. District Court for the Northern District of Illinois, alleging infringement of U.S. Patent No. 6,770,660 ("**the '660 patent**").

The patent infringement action is in response to Nexus' filing of an abbreviated new drug application ("**ANDA**") seeking approval from the U.S. Food and Drug Administration ("**FDA**") to market a generic version of AGGRASTAT® (tirofiban hydrochloride) injection before the expiration of the '660 patent.

The '660 patent is listed in FDA's Orange Book for AGGRASTAT®. Medicure will vigorously defend the '660 patent and will pursue the patent infringement action against Nexus and all other legal options available to protect its product.

AGGRASTAT® is a platelet aggregation inhibitor indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

## About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG™ (pitavastatin) tablets and the ReDS™ device in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

**For more information, please contact:**
James Kinley
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

**To be added to Medicure's e-mail list, please visit:**
**http://medicure.mediaroom.com/alerts**